UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

STRATUS PROPERTIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

Carl E. Berg

10050 Bandley Drive

Cupertino, California 95014

(408) 725-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 863167201

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl E. Berg
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,405,000
	8	Shared voting power 0
	9	Sole dispositive power 1,405,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,405,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by Mr. Carl E. Berg (“Mr. Berg”) with the Securities and Exchange Commission on January 11, 2012 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2012 and Amendment No. 2 to Schedule 13D filed on February 26, 2015 (the Initial Schedule 13D as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Stratus Properties Inc., a Delaware corporation (the “Company”). This Amendment No. 3 to the Schedule 13D is being filed to supplement the information in Item 4. “Purpose of Transaction” in the Schedule 13D solely in order to disclose particular actions taken by Mr. Berg or that Mr. Berg has indicated he intends to take in furtherance of certain of the purposes of his ownership of shares of the Common Stock that are described in such Item 4 in the Schedule 13D (the “Purposes”) and not to amend the Schedule 13D to reflect a change in the information previously disclosed in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following information:

In furtherance of the Purposes, in particular the stated purpose of submission of proposals regarding an extraordinary transaction, such as a merger, involving the Company (as contemplated by subsection (b) of Item 4 of Schedule 13D of the Securities and Exchange Commission), Mr. Berg has submitted to the Company, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, a Shareholder Proposal (the “Proposal”) for inclusion in the Company’s proxy materials relating to the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). The Proposal requests that the Company’s board of directors immediately engage a nationally recognized investment banking firm to explore the prompt sale, merger or other business combination of the Company. The Proposal includes a supporting statement indicating why Mr. Berg has submitted the Proposal to the Company and believes stockholders of the Company should vote in favor of the Proposal at the 2016 Annual Meeting.

In addition, in furtherance of the Purposes, in particular the stated purpose of the addition of persons suggested or nominated by Mr. Berg to the board of directors of the Company, by means of the letter dated December 8, 2015 addressed to the Corporate Secretary of the Company from Mr. Berg by which Mr. Berg submitted the Proposal to the Company (the “Letter”), Mr. Berg has informed the Company that he intends to nominate two persons for election as directors of the Company at the 2016 Annual Meeting in accordance with his rights as a shareholder under Article IV, Section 11 of the Company’s Bylaws.

A copy of the Letter, including the attachments thereto, which include a copy of the Proposal, is furnished herewith as Exhibit 1.

ITEM 5.	Interests in Securities of the Company.

Item 5(a) is amended by replacing the information contained therein with the following:

Mr. Berg is the beneficial owner of 1,405,000 shares of the Company’s Common Stock, representing approximately 17.4% of the outstanding shares of the Company’s Common Stock, based on 8,067,356 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed on November 9, 2015.

ITEM 7.	Material to be Filed as Exhibits.

Ex.	Document

1.	The Letter, including the attachments thereto, which include a copy of the Proposal.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2015

REPORTING PERSONS:

/s/ CARL E. BERG
Carl E. Berg

[Signature Page to Amendment No. 3 to Schedule 13D]

INDEX OF EXHIBITS

Ex.	Document

1.	The Letter, including the attachments thereto, which include a copy of the Proposal.